August 14, 2019



VIA E-MAIL

Rajib Chanda, Esq.
Simpson Thatcher & Bartlett LLP
900 G Street, NW
Washington, DC 20001


Re:    New Mountain Guardian III BDC, L.L.C.
       File Nos. 000-56072; 814-1317

Dear Mr. Chanda:

       On July 15, 2019, you filed a registration statement on Form 10 on behalf of New
Mountain Guardian III BDC, L.L.C. (the "Fund"), in connection with the registration of the common stock under Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange
Act"). We have reviewed the registration statement, and have provided our comments below.
For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

       Please respond to this letter within ten (10) business days by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

        We note that the Fund is voluntarily registering shares of its common stock under Section
12(g) of the Exchange Act. Please note that a filing on Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Exchange
Act. If our comments are not satisfactorily addressed within this 60-day time period, you should consider withdrawing the Fund's Form 10 prior to its effectiveness, and re-filing a revised Form
10 that includes changes responsive to our comments. If the Fund chooses not to withdraw its
Form 10 registration statement, it will be subject to the reporting requirements of Section 13(a) of the Exchange Act. Additionally, we will continue to review the filing until all of our comments have been satisfactorily addressed.
 Rajib Chanda, Esq.
August 14, 2019
Page 2


REGISTRATION STATEMENT

EXPLANATORY NOTE (Page 1)

1. Please disclose in bold font in bullet points in this section that: (1) the Fund's shares may not be sold without the written consent of the Adviser; (2) the shares are not currently listed on an exchange, and it is uncertain whether a secondary market will develop; (3) repurchases of shares by the Fund, if any, are expected to be very limited; and (4) an investment in the Fund may not be suitable for investors who may need the money they invest in a specified time frame.

2. The fourth paragraph states that the Fund intends to elect BDC status. Please update this disclosure to reflect that the Fund has elected BDC status.

ITEM 1. BUSINESS (Page 3)

3. This fifth paragraph of this section provides in part that "we will generally be prohibited from incurring additional leverage to the extent it would cause us to have less than a 200% asset coverage ratio[.]" (Emphasis added.) Inasmuch as the Fund indicates in the next sentence that it has elected to be subject to 150% asset coverage, please consider revising the language to state that BDCs, rather than the Fund, generally are prohibited from incurring leverage that would cause them to have less than 200% asset coverage.

4. The sixth paragraph of this section states that the target leverage is expected to be in the range of 0.7x to 0.9x debt-to-equity (excluding borrowings under any subscription line secured by unfunded Capital Commitments). Please explain to us why it is appropriate to present the amount of leverage the Fund expects to use exclusive of borrowings secured by unfunded Capital
Commitments. Please clarify that the leverage incurred, including borrowings secured by unfunded Capital Commitments, could be as much as 2.0x debt-to-equity.

ITEM 1. BUSINESS -- Investment Objective and Portfolio (Page 5)

5. The first sentence of this section states that the Fund will seek current income and capital appreciation primarily by investing in or originating debt investments. Please disclose the respective amount of debt investments that will be (i) purchased and (ii) originated. We may have additional comments after reviewing your response.

6. The first sentence of this section also states that the Fund will make investments in companies that the Adviser believes are "high quality." Disclosure on page 3 states, however, that the Fund's investments are expected to be almost entirely rated below investment grade, or
"junk" debt investments. Please reconcile these two statements.
 Rajib Chanda, Esq.
August 14, 2019
Page 3


ITEM 1. BUSINESS -- Investment Structure (Pages 7-8)

7. The first sentence states that the Fund will target debt investments that will yield
"meaningful current income." Please define "meaningful current income."

8. The last paragraph of this section, on page 8, states that the Fund may make investments through wholly-owned subsidiaries. Please confirm to us in correspondence that the Fund will consolidate the financial statements of any wholly-owned subsidiaries, and any substantially wholly-owned subsidiaries, with the financial statements of the Fund.

ITEM 1. BUSINESS -- Portfolio Company Monitoring (Page 8)

9. This section states that the Fund will monitor the performance of Portfolio Companies.
As part of its monitoring, the Fund will use a four-level rating scale, which characterizes how each investment is performing. Please explain how this rating scale will be used. For example, will it be used to determine whether to exit an investment?

ITEM 1. BUSINESS -- Exit Strategies/Refinancing (Pages 8-9)

10. The last paragraph of this section, on page 9, states that one option to return capital to investors "may include running off the portfolio over subsequent years as investments are repaid[.]" Please clarify how the Fund would run off the portfolio. We may have additional comments after reviewing your response.

ITEM 1. BUSINESS -- Operating and Regulatory Environment (Pages 10-11)

11. The second paragraph on page 11 refers to the "Stable Offering Price Period." Please explain this term.

ITEM 1. BUSINESS -- Management and Incentive Fees -- Management Fees (Page 13)

12. The calculation of the management fee will be based in part on Contributed Capital, which includes "outstanding borrowings under any subscription line drawn in lieu of capital calls." Please explain to us how the Fund will determine which borrowings are "in lieu of capital calls" and which are not.

13. This section explains that a management fee is payable based on Managed Capital, which is reduced by the amount of realized losses. Realized losses, however, are determined net of realized gains. Offsetting the realized losses with realized gains will have the effect of increasing the management fee as compared to not considering it. Section 205(a)(1) of the
Investment Advisers of 1940 ("Advisers Act") generally prohibits a registered investment adviser from entering into a contract in which it is compensated based on capital gains or capital appreciation. Section 205(b)(3) provides, however, a limited exception permitting a business development company to pay an investment adviser based on realized capital gains. Please
 Rajib Chanda, Esq.
August 14, 2019
Page 4


explain how the Fund's calculation of management fee, which is based in part on realized gains, is consistent with paragraphs (a)(1) and (b)(3) of Section 205 of the Advisers Act.

ITEM 1. BUSINESS -- Management and Incentive Fees -- Incentive Fee (Pages
13-15)

14. Please provide graphic depictions of the incentive fees based on net investment income and capital gains. In addition, please provide examples explaining the operation of each.

15. Paragraph (b) under the heading "Incentive Fee on Capital Gains", on page 14, uses the term "cumulative internal rate of return". Please explain what that term means and provide an example showing how it is calculated.

ITEM 1. BUSINESS -- Expenses (Page 18)

16. Please provide an estimate in this section of the total expenses a Unitholder in the Fund should expect to pay as a percentage of net assets.

17. This section states that the Adviser may be reimbursed, for a period of up to 36 months, for certain expenses it pays on behalf of the Fund. Please disclose that any recoupments would be limited to the lesser of (1) the expense cap in effect at the time of waiver, and (2) the expense cap in effect at the time of recapture.

18. Please clarify whether fees waived under the Organizational and Offering Expense Cap are subject to recoupment. If so, please disclose the terms of recoupment and ensure the recoupment period is limited to three years from the date of the waiver/reimbursement.

ITEM 1. BUSINESS -- The Private Offering (Pages 23-24)

19. The second paragraph on page 24 states that the initial offering price for 18 months will be $10.00 per Unit. This paragraph also states that by executing the Subscription Agreement, investors will consent to the sale of Units at the $10.00 offering price even if such offering price is below the then-current NAV. Section 63(2)(A) of the Investment Company Act of 1940 (the
"Investment Company Act") provides that, except for an initial public offering, approval of sales below net asset value must be approved at an annual meeting of shareholders within one year immediately prior to any such sale. Please explain how sales below NAV for up to 18 months would be consistent with Section 63(2)(A).

20. The fourth paragraph on page 24 defines the term "Contributed Capital." This paragraph states that Contributed Capital will not take into account distributions of the Fund's investment income. Please clarify whether Contributed Capital will take into account return of capital distributions.
 Rajib Chanda, Esq.
August 14, 2019
Page 5


ITEM 1A. RISK FACTORS -- Unfunded Debt Commitments and Follow-On Investments (Page 39)

21. The first sentence of this section states, among other things, that the Fund may not have the funds or ability to fund the Fund's unfunded debt commitments. Please explain to us whether the Fund will treat its unfunded commitments as senior securities under
Section 18(g) of
the Investment Company Act, which is applicable to BDCs pursuant to Section 61 of the
Investment Company Act. If the Fund will have unfunded commitments that it will not treat as senior securities, please provide us with a representation that the Fund reasonably believes that its assets will provide adequate cover to allow it to satisfy its future unfunded commitments, and include an explanation as to why the Fund believes this will be so.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND
DIRECTOR INDEPENDENCE -- Cross Transactions (Page 98)

22. This section states that the Adviser may determine to transfer a security from between the
Fund and other accounts. The sale of participations interests in loans, and the assignment of loans, from a subsidiary to an account are provided as examples. Please explain how these transactions would be consistent with Rule 17a-7 under the Investment Company Act, which requires such transactions to be based on current market price.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA (Page 107)

23. The audit opinion included in the filing states that the financial highlights are for the period May 22, 2019 through May 22, 2019, but the financial highlights are actually through July
5, 2019. Please revise.

24. Please disclose how offering costs are accounted for under GAAP in the notes to the seed financial statements and provide in correspondence a break out of the amounts of organizational expenses and offering expenses separately.

25. Disclosure in Item 2 (Discussion of the Fund's Expected Operating Plans Overview)
states that "to date, our efforts have been limited to organizational activities, the cost of which has been borne by the Adviser and its affiliates" Disclosure elsewhere in the Registration
Statement (in the Expenses section starting on Page 16) states, however, that the Fund will pay the organizational and offering expenses (up to a maximum aggregate amount of, at the end of the Closing Period, the lesser of: (i) $2 million or (ii) 0.50% of aggregate Capital Commitments).
Please explain and/or revise.

26. Disclosure in Item 2 also states "as there has been no formal commitment of external capital to date, no such [organization and offering] costs have been recorded by us", but the seed financial statements show that organizational and offering costs have been incurred. Please explain and/or revise.
 Rajib Chanda, Esq.
August 14, 2019
Page 6


ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS (Page 107)

27.    Forms of exhibits have been filed. Please file the finalized exhibits.

GENERAL COMMENTS

28. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

29. Response to this letter should be in the form of an amendment filed under the Securities
Exchange Act. The amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

30. Please advise us if you have submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement.

31. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to Fund disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

                                      *******

       Should you have any questions regarding this letter, please feel free to contact me at
(202) 551-6945.





Sincerely,

                                                                     /s/ John
M. Ganley

                                                                         John
M. Ganley
                                                                         Senior
Counsel

cc:    Michael J. Shaffer, Branch Chief
       Michael J. Spratt, Assistant Director